

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2014

Via E-mail
Margo Drucker, Esq.
Vice President and General Counsel
Grubhub Inc.
111 W. Washington Street, Suite 2100
Chicago, Illinois 60602

> **Re:** **Grubhub Seamless Inc. (now Grubhub Inc.)**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted on February 18, 2014**
> **CIK No. 1594109**
> **Grubhub Inc. (f/k/a Grubhub Seamless Inc.)**
> **Registration Statement on Form S-1**
> **Filed on February 28, 2014**
> **File No. 333-194219**

Dear Ms. Drucker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover

1.   We note that you have added five underwriters to the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K. You may present investment banking entities acting in other roles on the back cover page. Please supplementally tell us the nature of your contractual obligation with each underwriter and the specific duties being performed by each underwriter with respect to this offering.

Dilution, page 41

2.   We note that the calculation of net tangible book value includes intangible assets, such as goodwill and other intangible assets. Please revise your calculation to exclude intangible assets and update your disclosures accordingly. Refer to Item 506 of Regulation S-K.

3.   Please revise the value of the total consideration and the average price per share paid by existing stockholders to reflect the effective cash cost to your officers, directors, promoters and affiliated persons in their acquisition of your common equity during the past five years. In this regard, we note you include the deemed value of the common stock, preferred stock and preferred units issued in connection with the merger, which includes items other than cash. Refer to Item 506 of Regulation S-K.

Management

Compensation Committee Interlocks and Insider Participation, page 87

4.   Please tell us whether you had a compensation committee during the last completed fiscal year. Expand your disclosure to identify the persons required to be named by Item 407(e)(4) of Regulation S-K. To the extent you did not have a compensation committee, provide the information required under Item 407(e)(4)(ii).

Executive Compensation

2013 Summary Compensation Table, page 90

5.   We refer to footnote 2 of the summary compensation table and your disclosure that Mr. Zabusky was not granted any new option awards in 2013. On page 94, you disclose that Mr. Zabusky's pre-merger options were substituted for options under the 2013 option plan and that the vesting schedule was accelerated. As it appears that terms of the pre-merger options, in addition to the exercise price, were modified, please tell us what consideration you have given to including the replacement options granted to Mr. Zabusky in the summary compensation table. Please also provide us with your analysis of whether the options in the merger for your other named executives must be included in the summary compensation table and revise accordingly. Refer to Item 402(n)(v) of Regulation S-K and note 217 of SEC Release No.33-8732A.

Shares Eligible for Future Sale

Lock-Up Agreements, page 108

6.   State whether advance public notice will be provided in the event the lock-ups are released. Discuss briefly the circumstances in which advance notice would not be required.

Item 15. Recent Sales of Unregistered Securities, page II-2

7.   We refer to note 3 of the financial statements for GrubHub Inc. and the issuances of common stock and preferred stock. Please revise to include all securities issued in unregistered transactions by the registrant during the past three years, or advise. Refer to Item 701 of Regulation S-K.

Item 16. Exhibits, page II-3

Exhibit 23.2

8.   We note that the consent for the financial statements of GrubHub Holdings Inc. (f/k/a GrubHub Inc.) appears to refer to the incorrect report date. In this regard we note that the consent refers to the report dated February 10, 2014, however, the report is actually dated February 18, 2013. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579 or me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Joshua N. Korff, Esq.
        Kirkland & Ellis LLP